SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: June 3, 2008

List of materials

Documents attached hereto:

i) Regulatory announcement regarding 2waytraffic offer update

OFFER DECLARED UNCONDITIONAL IN ALL RESPECTS

OFFER UPDATE

2JS Productions B.V.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN
PART, IN, INTO OR FROM THE UNITED STATES OF AMERICA, CANADA,
AUSTRALIA, OR JAPAN OR ANY OTHER JURISDICTIONS WHERE TO DO
SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF
SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

3 June 2008

Recommended cash offer

by

2JS Productions B.V.

(a wholly-owned group company of Sony Pictures Entertainment Inc.)

for

2waytraffic N.V.

OFFER DECLARED UNCONDITIONAL IN ALL RESPECTS

2JS Productions announces that all of the conditions of its Offer for 2waytraffic have been satisfied or waived and the Offer is now declared unconditional in all respects.

The Offer will remain open for acceptance for a further 14 days. 2waytraffic Shareholders who wish to accept the Offer in respect of 2waytraffic shares held in registered form (i.e. not represented by depositary interests in CREST) must complete the Form of Acceptance in accordance with the instructions printed on it and return it by post to Computershare Investor Services PLC, Corporate Actions Projects, Bristol, BS13 8AE, United Kingdom so as to be received no later than 1.00pm (GMT) on 17 June 2008.

2waytraffic Shareholders who wish to accept the Offer in respect of 2waytraffic shares represented by depositary interests (i.e. in CREST) must make their acceptance electronically through CREST so that the TTE instruction settles no later than 1.00pm (GMT) on 17 June 2008.

The consideration due to accepting 2waytraffic Shareholders is expected to be despatched either on or before 17 June 2008, in respect of acceptances complete in all respects and received not later than 1.00 p.m. (GMT) on 3 June 2008, or within 14 days of the date of receipt of further acceptances which are valid and complete in all respects.

As anticipated in the Offer Document dated 19 March 2008, as 2JS Productions has received valid acceptances of the Offer in respect of or has otherwise acquired or agreed to acquire more than 95 per cent. of the 2waytraffic Shares, 2JS Productions will seek to acquire compulsorily, via the squeeze-out procedure, the 2waytraffic Shares for which it has not received valid acceptances of the Offer or otherwise acquired or agreed to acquire, pursuant to article 2:92a of the Dutch Civil Code.

As 2JS Productions has now acquired or agreed to acquire more than 75 per cent. of the voting rights attached to the 2waytraffic Shares, 2JS Productions is taking steps to procure the application by 2waytraffic for the cancellation of 2waytraffic’s admission to trading on the AIM market of the London Stock Exchange.  It is anticipated that cancellation of trading will take effect no earlier than 2 July 2008.

Terms defined in the Offer Document dated 19 March 2008 have the same meaning in this announcement.

Enquiries:

2waytraffic N.V.
Kees Abrahams, CEO	Tel: +44 (0) 20 7908 5020

Jefferies
Jonathan Norman	Tel: +44 (0) 20 7029 8000

Investec
Ben Poynter	Tel: +44 (0) 207 597 4000

This announcement does not constitute or form part of an offer for, or solicitation of any offer for, or invitation to sell or purchase or subscribe for any securities.  The Offer is made solely by means of the Offer Document and, in respect of 2waytraffic Shares held in registered form, the Form of Acceptance accompanying the Offer Document which contains the full terms and conditions of the Offer, including details of how it may be accepted.

Jefferies is acting exclusively for 2JS Productions and Sony Pictures Entertainment Inc. and no-one else in connection with the Offer and will not be responsible to anyone other than 2JS Productions and Sony Pictures Entertainment Inc. for providing the protections afforded to clients of Jefferies nor for providing advice in relation to the Offer or any matter referred to in this announcement.  Jefferies is authorised and regulated in the United Kingdom by the Financial Services Authority.

Investec is acting exclusively for 2waytraffic. and no-one else in connection with the Offer and will not be responsible to anyone other than. 2waytraffic for providing the protections afforded to clients of Investec nor for providing advice in relation to the Offer or any matter referred to in this announcement.  Investec is authorised and regulated in the United Kingdom by the Financial Services Authority.

The availability of the Offer to 2waytraffic Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are resident.  Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Offer is not being made, directly or indirectly, in or into, and is not be capable of acceptance in or from, Canada, Australia or Japan.  It the Offer will not be made, directly or indirectly, in or into, or by use of mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States and the Offer is not capable of acceptance by any such use, means, instrumentality or facility or from within the United States.  Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from the United States, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute the document in or into the United States, Canada, Australia or Japan.

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